mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Tim Buchmiller
United States Securities and Exchange Commission
Washington, D. C. 20549	December 29, 2011

Re: mPhase Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 9, 2011
File No. 333-17728248

Dear Mr. Buchmiller:

This letter is in response to your letter of December 19, 2011 in connection with the above-referenced matter.

1.	We have corrected the amount of shares in Footnote 4 to the fee table to be 250,000,000.

2.	We have corrected Page 5 of the Prospectus to include an evaluation of the probability of receiving and needing the entire amount of money under the equity line.

The Company currently has reduced its monthly cash needs to approximately $125,000 per month. The Company is only permitted under the Equity Line to “Put” 20,000,000 shares during the current period at a price of $.0031 per share the Company could raise $62,000 for a current Put. The Company believes that it will be able to exercise, based upon current market conditions, at least one Put per month to Dutchess.  The Company intends to supplement its other cash needs currently through its traditional sources of financing including private placements of its common stock and the issuance of additional convertible securities. The equity line of $10,000,000  is binding for three years from the effective date of this Registration Statement. Given the current price and volatility of the Company’s common stock, it is not possible to predict how much of the equity line will in fact be needed and accessed by the Company over the next three year period to supplement the Company’s other methods of raising capital.

Based upon our stock price of December 21, 2011 of $.0034 per share and the 6% discount Dutchess would have a conversion price of approximately $.0032 per share or 3,125,000,000 shares for $10 million.. This would require the issuance of 3,125,000,000 additional shares of common stock by the Company. As of December 21, 2011 the Company has a total of 2,888,663,918 shares of common stock, 110,060,000 options and 19,323,974 warrants outstanding. In addition 525,412,408 and 228,255,988 shares are reserved for Convertible Securities currently outstanding, based upon the Company’s stock price of $.0034 on that date, and the convertible feature of Officers’ loans. This results in a fully diluted amount of 3,771,716,487 shares outstanding out of 6 billion authorized shares. Since the Company has 2,228,283,513 unissued shares out of 6 billion authorized shares, the Company, as of December 21, 2011 has only enough shares to draw approximately 71.2% or $7,121,594 of the Equity Line.

The likely hood of receiving the full $10,000,000 is based upon the Company’s stock price being at .004773 per share or greater during significant periods of time during the next three year period based upon the current capital structure of the Company. The Company has, in the past several years, had significant trading volume as compared to other stocks of comparable price. In addition the PUT option is within the control of the Company so that it can chose the most advantageous price and volume history for any given PUT option exercise to mitigate the risk of not being able to draw the full $10,000,000.

3.

The full discounted price when adding the commitment fee number of 26,000,000 shares to 3,205,128,105 shares (representing the 6% discount) is 3,231,128,205 shares which equates to approximately $0031 per share.

4.

The Convertible Note issued with a 75% note feature was issued on March of 2010. The Note issued on September 13, 2011 contained an 80% feature and a second Note issued on October 12, 2011 for $200,000 also with an 80% feature was a second tranche of the September 13, 2011 financing in which the Company received $357,500 on September 13 on the same terms. The condition for receiving the second tranche was the initial filing of this S-1 Registration Statement on October 12, 2011. We have corrected the reference on page 105 of the Form S-1 to reflect this.

5.	The Company has added the following narrative as an additional risk factor section of its Form S-1.

“ Based upon the current capital structure of the Company there are 2,228,283,513 shares of common stock available for issuance as of December 21, 2011. This will enable the Company to access up to $7,121,594 of the $10 million equity line. In order for the Company to access the full $10 million of the equity line over the next three years the price of the Common Stock would need to equal $.004773 or greater for substantial periods of time during such period. In addition the liquidity or trading volume of the Company’s common stock would have to be sufficient to accommodate the sale in the open market of shares purchased by Dutchess.

In addition, in order for the Company to draw monies under the Equity Line it must satisfy the following conditions set forth in Section 2D of the Investment Agreement.

Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to deliver a Put Notice and the Investor shall not be obligated to purchase any Shares at a Closing unless each of the following conditions are satisfied:

(1) a Registration Statement shall have been declared effective and shall remain effective and available for the resale of all the Registrable Securities (as defined in the Registration Rights Agreement) at all times until the Closing with respect to the subject Put Notice;

(2) at all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, the Common Stock shall have been listed on the Principal Market and shall not have been suspended from trading thereon for a period of two (2) consecutive Trading Days during the Open Period and the Company shall not have been notified of any pending or threatened proceeding or other action to suspend the trading of the Common Stock;

(3) the Company has complied with its obligations and is otherwise not in breach of or in default under this Agreement, the Registration Rights Agreement or any other agreement executed in connection herewith which has not been cured prior to delivery of the Put Notice;

(4) no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the Securities; and

(5) the issuance of the Securities pursuant to this Agreement will not violate any shareholder approval requirements of the Principal Market.”

If any of the events described in clauses (1) through (5) above occurs during a Pricing Period, then the Investor shall have no obligation to purchase the Common Stock subject to the applicable Put Notice.

6.	In response to your comments we have added the following additional Risk Factors in the Form S-1 with respect to the offering under the Equity Line:

“ Risks Related to This Offering

There are substantial risks associated with the Investment Agreement, which could contribute to the decline of the price of our common stock and have a dilutive impact on our existing stockholders.

In order to have access to capital when needed, we entered into the Investment Agreement with Dutchess. The terms of the Investment Agreement are described under the section captioned “Selling Stockholder.” The sale of our common stock pursuant to the terms of the Investment Agreement will have a dilutive impact on our existing stockholders. Dutchess is not restricted in its ability to resell the shares we issue to them, and any such resale could cause the market price of our common stock to decline. Following any decline in the market price of our common stock, any subsequent advances would require us to issue a greater number of shares of common stock in exchange for each dollar advanced. Although Dutchess is limited to owning 4.99% of our common stock at any point in time it can sell a portion of its holding during any point in time and receive additional shares. Under these circumstances our existing stockholders would experience greater dilution. The sale of our common stock under the Investment Agreement could encourage short sales by third parties, which could contribute to the further decline of our stock price.

Dutchess intends to engage in certain hedging transactions that may cause the market price of our common stock to decline.

In connection with the distribution of our common stock or otherwise, including upon receipt of any put notice from us, Dutchess intends to enter into certain hedging transactions with broker-dealers or other financial institutions, pursuant to which such broker-dealers or other financial institutions will engage in sales of our shares in the course of hedging the positions they assume with Dutchess. If there is an imbalance on the sell side of the market in our common stock, the price of our common stock will decline. Dutchess has no intention of, and is contractually prohibited from, entering into any short sales during the term of the Investment Agreement.

Pursuant to the terms of the Investment Agreement, Dutchess will pay less than the then-prevailing market price for our common stock.

The common stock to be issued to Dutchess pursuant to the Investment Agreement will be purchased at 94 % of the lowest daily trading price of our common stock during the ten consecutive trading days after the date we request the advance. Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our common stock could decrease.

We may not be able to access sufficient funds pursuant to the terms of the Investment Agreement.

Our ability to put shares to Dutchess and obtain funds pursuant to the terms of the Investment Agreement is limited, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading price of our common stock, and a limitation on Dutchess’ obligation to purchase if such purchase would result in Dutchess beneficially owning more than 4.99% of our common stock. Accordingly, we may not be able to access sufficient funds when needed.”

We would have to increase our authorized shares of common stock to 6,980,000,000 shares from the current 6 billion shares to have enough shares to exercise the full equity line

In order to exercise the entire equity line of $10 million, the Company would be required to issue 3,223,806,432 additional shares of its common stock to Dutchess as of December 21, 2011. This would equal approximately 111% of our common stock currently outstanding of approximately 2.8 billion shares.

7.	We have inserted in Item 15 of the Form S-1 under Recent Sales of UnRegistered Securities the 26 million shares of common stock issued as a commitment fee under the Equity Line.

8.	We have revised the signatures below the text on page 110 to identify the Company’s Chief Financial Officer as its Principal Accounting Officer.

9.	We have filed a consent dated as of the date of Form S-1 filing as Exhibits 21.2 and 21.3 from the auditors of the Company’s June 30, 2010 and June 30, 2011 Financial Statements.

10.	We have reconciled the number of Shares in Exhibit 5.1 of the Opinion of Counsel to be consistent with the fee table.

11.	We have expanded the clause of the Opinion of Counsel to include the shares issuable under exercise of the warrant and the commitment and transaction shares under the equity line.

Upon a request for acceleration date of the pending registration statement the Company will provide a written statement acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of the above please do not hesitate to contact me at 203-831-2242. Thank you.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel